UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HURCO COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Indiana	000-09143	35-1150732
(State or other	(Commission	(IRS Employer
jurisdiction of incorporation)	File Number)	Identification No.)

One Technology Way

Indianapolis, IN 46268

(Address of principal executive offices) (Zip Code)

Sonja K. McClelland Vice President, Secretary, Treasurer and Chief Financial Officer (317) 293-5309
(Name and telephone number, including area code, of the person to contact in connection with this report

Check the appropriate box to indicate the rule pursuant to which this form is being filed,

and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Hurco Companies, Inc. (“Hurco,” the “Company,” “we,” “our” or “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

We design and produce computerized machine tools, interactive computer control systems and software, machine tool components, and accessories for the worldwide metal cutting and metal forming industry.

We have determined that certain of our products contain columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, that are necessary to the functionality or production of those products (such minerals are referred to as “necessary conflict minerals”).

We conducted a good faith inquiry that was reasonably designed to determine whether any necessary conflict minerals contained in our products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or were from recycled or scrap sources. As part of this inquiry, we conducted a supply chain survey of our direct suppliers using a customized questionnaire as a common means for the collection of sourcing information related to necessary conflict minerals in our products.

Conflict Minerals Disclosure

With respect to necessary conflict minerals in our products, based on the results of our inquiry, we had reason to believe that such conflict minerals may have originated in the Covered Countries and may not be from recycled or scrap sources. Accordingly, we exercised due diligence on the source and chain of custody of such necessary conflict minerals, as described in the Conflict Minerals Report attached as Exhibit 1.02 to this Form SD.

A copy of this Form SD, including the Conflict Minerals Report attached hereto as Exhibit 1.02, is publicly available at http://www.hurco.com/en-us/about-hurco/investors/Documents/Conflict_Minerals_Policy.pdf.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description

1.02	Conflict Minerals Report of Hurco Companies, Inc.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014

HURCO COMPANIES, INC.

By:	/s/ Sonja K. McClelland
Name:	Sonja K. McClelland
Title:	Vice President, Secretary, Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Minerals Report of Hurco Companies, Inc.